                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


February 18, 2003

                                 HYDRO ONE INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)
        483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P5
--------------------------------------------------------------------------------

                     (Address of Principal Executive Office)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F / /         Form 40-F /X/

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes  / /               No /X/

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_______________ .


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       HYDRO ONE INC.
                                            ------------------------------------
                                                       (Registrant)

Date     FEBRUARY 18 , 2003                   By
    ---------------------------                  -------------------------------
                                              Name:  Laura Formusa
                                              Title: General Counsel & Secretary



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A COPY OF THIS PRELIMINARY PROSPECTUS HAS BEEN FILED WITH THE SECURITIES
REGULATORY AUTHORITIES IN ALL OF THE PROVINCES OF CANADA, BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF A SALE OF SECURITIES. INFORMATION CONTAINED IN THIS SHORT FORM PRELIMINARY PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THESE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE SHORT FORM PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

THIS SHORT FORM PROSPECTUS HAS BEEN FILED UNDER LEGISLATION IN EACH OF THE PROVINCES OF CANADA THAT PERMITS CERTAIN INFORMATION ABOUT THESE SECURITIES TO BE DETERMINED AFTER THIS PROSPECTUS HAS BECOME FINAL AND THAT PERMITS THE OMISSION FROM THIS PROSPECTUS OF THAT INFORMATION. THE LEGISLATION REQUIRES THE DELIVERY TO PURCHASERS OF A PROSPECTUS SUPPLEMENT CONTAINING THE OMITTED INFORMATION WITHIN A SPECIFIED PERIOD OF TIME AFTER AGREEING TO PURCHASE ANY OF THESE SECURITIES. ALL SHELF INFORMATION OMITTED FROM THIS SHELF PROSPECTUS WILL BE CONTAINED IN ONE OR MORE SHELF PROSPECTUS SUPPLEMENTS THAT WILL BE DELIVERED TO PURCHASERS TOGETHER WITH THE BASE SHELF PROSPECTUS.

THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. THE SECURITIES TO BE ISSUED HEREUNDER HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OF AMERICA AND ITS TERRITORIES AND POSSESSIONS OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, UNITED STATES PERSONS EXCEPT IN CERTAIN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. EACH SHELF PROSPECTUS SUPPLEMENT WILL BE INCORPORATED BY REFERENCE INTO THIS SHELF PROSPECTUS FOR THE PURPOSES OF SECURITIES LEGISLATION AS OF THE DATE OF THE SHELF PROSPECTUS SUPPLEMENT AND ONLY FOR THE PURPOSES OF THE DISTRIBUTION OF THE SECURITIES TO WHICH THE SHELF PROSPECTUS SUPPLEMENT PERTAINS. COPIES OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE SECRETARY OF HYDRO ONE INC., 483 BAY STREET, SOUTH TOWER, 10TH FLOOR, TORONTO, ONTARIO, M5G 2P5, (416) 345-6044. FOR THE PURPOSE OF THE PROVINCE OF QUEBEC, THIS SIMPLIFIED PROSPECTUS CONTAINS INFORMATION TO BE COMPLETED BY CONSULTING THE PERMANENT INFORMATION RECORD. A COPY OF THE PERMANENT INFORMATION RECORD MAY BE OBTAINED FROM THE SECRETARY OF HYDRO ONE INC. AT THE ABOVE-MENTIONED ADDRESS AND TELEPHONE NUMBER.

                  PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

SECONDARY OFFERING                                             February 14, 2003


                                     [LOGO]

                                 HYDRO ONE INC.
                                    $  o
                                MEDIUM TERM NOTES
                                   (UNSECURED)

Ontario Electricity Financial Corporation ("OEFC") may offer from time to time outstanding medium term notes (the "Notes") of Hydro One Inc. ("Hydro One" or "our company") in an aggregate principal amount of $o billion in Canadian currency during the twenty-five months from the date of this short form shelf prospectus. Hydro One will not receive any proceeds from this offering.

The Notes have terms to maturity ranging from January, 2004 to August, 2007. Interest on the Notes is payable semi-annually in arrears. Our company may, at its option, redeem at any time all or part of the Notes at a price equal to the greater of the Canada Yield Price (as defined in this prospectus) and par, together in each case with accrued and unpaid interest to the date set for redemption. See "Description of the Notes - Redemption". The respective maturity date, interest rate and interest payment dates for each of the Notes is listed under the heading "Selling Security Holder".

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The Notes are direct unsecured obligations of our company ranking PARI PASSU with all other outstanding unsecured indebtedness of our company, except as to any sinking fund which pertains exclusively to any particular indebtedness of our company.

OEFC may sell the Notes to or through underwriters or dealers purchasing as principals pursuant to applicable statutory exemptions, and may also sell the Notes to one or more purchasers directly or through agents. The prospectus supplement relating to a particular offering of Notes will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Notes, and will set forth the method of distribution of such Notes, including, to the extent applicable, the proceeds to OEFC and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

THERE IS NO MARKET THROUGH WHICH THE NOTES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL THE NOTES PURCHASED UNDER THIS PROSPECTUS. CERTAIN REMEDIES, INCLUDING STATUTORY RIGHTS OF RECISSION OR DAMAGES, MAY NOT BE AVAILABLE AGAINST OEFC.

The offering of Notes is subject to the approval of certain legal matters on behalf of our company by Osler, Hoskin & Harcourt LLP and on behalf of OEFC by McCarthy Tetrault LLP. The Notes will be offered in denominations of $1,000 or more in Canadian currency in global form. The Notes are exchangeable only under certain conditions for definitive Notes. Registrations and transfers of Notes will be effected only through the book-entry system administered by the Canadian Depositary for Securities Limited.

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                                TABLE OF CONTENTS

Documents Incorporated by Reference.........................................3
Our Company.................................................................4
Recent Developments.........................................................4
Selling Security Holder.....................................................5
Credit Ratings..............................................................6
Description of the Notes....................................................6
Earnings Coverage Ratios...................................................15
Plan of Distribution.......................................................15
Use of Proceeds............................................................16
Risk Factors...............................................................16
Legal Matters..............................................................17
Auditors, Registrar and Trustee............................................17
Purchasers'Statutory Rights................................................18
Certificate of Hydro One Inc...............................................19


         Unless the context otherwise requires, all references herein to currency are references to Canadian dollars.


                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents, which have been filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in this short form shelf prospectus:

     (a)  the renewal annual information form of our company dated May 17, 2002;

     (b) the comparative audited consolidated financial statements of our company, and the notes thereto, for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors thereon;

     (c) management's discussion and analysis of financial results for the year ended December 31, 2002;

     (d) the material change reports of our company dated February 22, 2002, June 5, 2002, June 25, 2002, July 23, 2002, August 22, 2002 and
          January 24, 2003; and

     (e) the annual filing of reporting issuer of our company dated May 17, 2002.

         Updated earnings coverage ratios, as required, will be filed quarterly with the appropriate securities regulatory authorities either as prospectus supplements or as exhibits to our company's unaudited interim and audited annual consolidated financial statements and will be deemed to be incorporated by reference into this short form shelf prospectus for the purposes of the offering of Notes hereunder.

         Any documents of the types referred to in paragraphs (a) through (e) above filed by our company with the securities regulatory authorities in Canada after the date of this short form shelf prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this short form shelf prospectus. Upon a new annual information form and the related annual financial statements being filed by our company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this short form shelf prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, and information circulars or annual filings and all prospectus supplements filed prior to the commencement of our company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this short form shelf prospectus for purposes of future offers and sales of Notes hereunder.

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         ANY STATEMENT CONTAINED IN THIS SHORT FORM SHELF PROSPECTUS OR IN A
DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS SHORT FORM SHELF PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH PRIOR STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT CONSTITUTE A PART OF THIS SHORT FORM SHELF PROSPECTUS, EXCEPT AS SO MODIFIED OR SUPERSEDED.


                                   OUR COMPANY

         We are the leading electricity transmission and distribution company in Ontario. We own and operate substantially all of Ontario's electricity transmission system, accounting for approximately 97% of Ontario's transmission capacity as measured by revenues for the year ended December 31, 2002. Our transmission system is one of the largest in North America based on assets as at December 31, 2002. Our distribution system is the largest in Ontario based on assets as at December 31, 2002 and spans approximately 75% of Ontario, serving approximately 1.2 million customers.

         Our transmission business, which represented approximately $6.6 billion of our assets as at December 31, 2002, transmits electricity through an approximately 28,500 circuit-kilometre high-voltage network. We transmit electricity from generators to our own distribution network, 51 local distribution companies and 67 large industrial customers directly connected to our transmission system. We also own and operate 26 facilities that inter-connect our transmission system with systems in neighbouring provinces and states.

         Our distribution business, which represented approximately $4.7 billion of our assets as at December 31, 2002, distributes electricity through our approximately 122,000 circuit-kilometre low-voltage distribution system that delivers electricity from the transmission system or from generators to customers in small and medium-sized municipalities and in rural areas. Customers of our distribution business include 41 local distribution companies that are not directly connected to our transmission system, 47 large industrial customers and approximately 1.2 million rural and urban customers. Hydro One Brampton Inc. is an urban distribution company, serving approximately 96,300 customers in the Greater Toronto Area with approximately 4,140 circuit-kilometres of lines. We also operate small, regulated generation and distribution systems in 19 remote communities across Northern Ontario that are not connected to Ontario's electricity grid.

         We are in other businesses that are ancillary to our transmission and distribution businesses. The assets of these businesses constituted $90 million of our total assets of $11.4 billion as at December 31, 2002. We market surplus fibre-optic capacity to telecommunications carriers and commercial customers with broadband network requirements.

         The address of the head office and principal place of business of our company is 483 Bay Street, 10th Floor, Toronto, Ontario, M5G 2P5.


                               RECENT DEVELOPMENTS

LITIGATION

         We were served in August, 2002 with a statement of claim on behalf of our former President and Chief Executive Officer, Eleanor Clitheroe, alleging libel and slander and seeking specific performance of her employment contract. The amount claimed for the slander and libel claims is $10 million. No amount is claimed under the specific performance claim as it simply asks that the payments to which she would have been entitled under her contract be paid and maintained.

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STRATEGY REORIENTATION

         The Board of Directors has reoriented the strategy of our company to its core businesses of transmission and distribution and related activities. We are not considering any large acquisitions or acquisitions outside of Ontario at this time. Organizational structure changes to reflect this shift have been implemented. In addition, effective January 1, 2003, the business of Hydro One Network Services Inc. was transferred to and is now being carried on by Hydro One Networks Inc.

CONSOLIDATED CAPITALIZATION

         On January 31, 2003, we issued $200 million principal amount of 6.35% medium term notes due 2034 and $300 million principal amount of 5.77% medium term notes due 2012.

         On February o, 2003, we issued approximately $o million principal amount of Notes to OEFC pursuant to an agreement between us and OEFC dated February o, 2003 to evidence payment by us to OEFC of an amount to reduce the rate of interest payable on the Notes then outstanding to the rates indicated in the table under the heading "Selling Security Holder".

TRANSMISSION CORRIDORS AND CONTROL OF HYDRO ONE

         The ELECTRICITY ACT, 1998 and OEB ACT were significantly amended by the Province of Ontario (the "Province") during 2002. The RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002, which received Royal Assent in June 2002, clarifies the Province's ability to dispose of its interest in Hydro One through a variety of disposition options and provided for ownership of the transmission corridor lands to be transferred from Hydro One to the Province in exchange for a statutory right to use the land for transmission and distribution purposes, effective January 1, 2003. On January 20, 2003, the Premier of Ontario announced that the Province has decided to retain 100 per cent control of Hydro One.


                             SELLING SECURITY HOLDER

         All of the Notes are offered for the account of OEFC. The following table presents certain information with respect to the Notes which are owned beneficially by OEFC.

          PRINCIPAL                                            INTEREST
          AMOUNT                  DATE OF MATURITY             RATE (%)       INTEREST PAYMENT DATES
         --------------------     ----------------------      ------------    -------------------------------
         $o                       January 30, 2004                o%          January 30 and July 30
         $o                       March 28, 2004                  o%          March 28 and  September 28
         $o                       May 31, 2004                    o%          May 31 and  November 30
         $o                       October 31, 2005                o%          October 31 and April 30
         $o                       January 30, 2006                o%          January 30 and July 30
         $o                       April 21, 2006                  o%          April 21 and October 21
         $o                       June 1, 2006                    o%          June 1 and December 1
         $o                       November 10, 2006               o%          November 10 and May 10
         $o                       May 4, 2007                     o%          May 4 and November 4
         $o                       August 10, 2007                 o%          August 10 and February 10

         Approximately $1.9 billion principal amount of Notes was acquired by OEFC in connection with our acquisition of substantially all of the assets, liabilities, rights and obligations of Ontario Hydro's transmission, distribution and energy services business as of April 1, 1999. Approximately $o million principal amount of Notes was issued to OEFC on February o, 2003 pursuant to an agreement between us and OEFC dated February o, 2003 to evidence payment by us to OEFC of an amount to reduce the rate of interest payable on the Notes then outstanding to the rates indicated in the table above.

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                                 CREDIT RATINGS

         We expect the Notes to have the same ratings as our outstanding publicly-held debentures and medium term notes, which have been rated A / Credit Watch Negative by Standard & Poor's Ratings Services ("S&P"), A by Dominion Bond Rating Service Limited ("DBRS") and A2 by Moody's Investors Services, Inc. ("Moody's"). The following information relating to credit ratings is based on information made available to the public by the rating agencies.

         Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The rating agencies rate debt instruments by rating categories ranging from a high of "AAA" ("Aaa" in the case of Moody's) to a low of "D" ("C" in the case of Moody's). Debt instruments which are rated in the A category by S&P mean the obligor has a strong capacity to meet its financial commitments but are considered somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitments and obligations is still strong. Debt instruments which are rated in the A category by DBRS are considered to be of a satisfactory credit quality, with substantial protection of interest and principal. Debt instruments which are rated in the A category by Moody's are considered to be upper-medium grade obligations, with adequate security to principal and interest, but elements may be present which suggest a susceptibility to impairment some time in the future. Moody's applies numerical modifiers to each generic rating classification from Aa to Caa. The modifier 2 indicates a mid-range rating.

         The ratings herein mentioned are not a recommendation to purchase, sell or hold the Notes and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of S&P, DBRS and Moody's in the future if in their judgment circumstances so warrant.


                            DESCRIPTION OF THE NOTES

         The following is a summary of the material attributes and characteristics of the Notes, and does not purport to be complete.

         Notes offered hereby have the terms to maturity indicated in the table under the heading "Selling Security Holder" and will be offered in denominations of $1,000 or more in Canadian currency in global form. The Notes will be exchangeable only under certain conditions for definitive Notes (as described under the subheading "Global Notes" below). Each Note bears interest at a fixed rate. Notes will be offered from time to time at par, at a premium or at a discount and are subject to redemption or repayment prior to maturity. The Notes are unsecured and rank PARI PASSU with all other unsecured indebtedness and obligations of our company.

         The offer price to the public of the Notes has not been established as the Notes will be offered at such times, in such amounts and at such prices as OEFC determines from time to time. Notes will be offered and sold during the twenty-five months from the date of this short form shelf prospectus at fixed prices or at prices determined by reference to the prevailing price of a specified security in a specified market, market prices prevailing at the time of sale or prices negotiated with the purchasers, and the prices at which the Notes will be offered and sold may vary as between purchasers and during the distribution period. The offering price (if fixed), the name of any underwriters or dealers, the underwriters' or dealers' commission, the method of distribution and the net proceeds to OEFC will be set forth in one or more prospectus supplements.


NOTE AGREEMENT

         The Notes have been issued under an amended and restated note agreement dated as of February o, 2003, as supplemented or modified from time to time (the "Note Agreement") between our company, OEFC and Computershare Trust Company of Canada, as trustee (the "Trustee", which term shall include, unless the context requires, its successors and assigns). The following is a brief summary of the material attributes and characteristics of the Note Agreement. This summary does not purport to be complete and reference is made to the Note Agreement for more detailed information.

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         The Notes are direct obligations of our company and rank PARI PASSU with all other unsecured indebtedness of our company, except as to any sinking fund which pertains exclusively to any particular indebtedness of our company. The Notes are not secured by any mortgage, pledge or charge, except in the circumstances referred to under the heading "Negative Pledge".


         NEGATIVE PLEDGE

         The Note Agreement contains provisions to the effect that our company will not, nor will it permit any Designated Subsidiary to, create, assume or suffer to exist any Security Interest on any of our or its assets to secure any Obligation unless at the same time it shall secure all the Notes then outstanding on an equal basis. This covenant is, however, subject to the following exceptions:

o any Security Interest that secures the Obligations of a Designated Subsidiary which exists prior to the date on which it becomes a Designated Subsidiary and which (a) was not incurred in contemplation of that person becoming a Designated Subsidiary and (b) was not applicable to our company or any other Designated Subsidiary or the properties or assets of our company or any other Designated Subsidiary;

o any Purchase Money Mortgage or Capital Lease Obligation of our company or any Designated Subsidiary;

o any Security Interest on a property or asset acquired by our company or a Designated Subsidiary that secures the Obligations of a person, whether or not that Obligation is assumed by the acquiring person, which Security Interest exists at the time that property or asset is acquired and which (a) was not incurred in contemplation of that property or asset being acquired and (b) was not applicable to our company or any other Designated Subsidiary or the properties or assets of our company or any other Designated Subsidiary;

o any Security Interest given in the ordinary course of business by our company or a Designated Subsidiary to any bank or banks or other lenders to secure any Indebtedness payable on demand or maturing within 18 months of the date that Indebtedness is incurred or of the date of any renewal or extension of that Indebtedness;

o any Security Interest granted by any Designated Subsidiary in favour of our company or any Wholly-Owned Designated Subsidiary;

o any Security Interest on or against cash or marketable debt securities pledged to secure any non-speculative Financial Instrument Obligation which hedges Indebtedness of our company or a Designated Subsidiary;

o any Security Interest for taxes, assessments, government charges or claims that are being contested in good faith and in respect of which appropriate provision is made in our consolidated financial statements in accordance with Canadian GAAP;

o Security Interests securing appeal bonds or other similar Security Interests arising in connection with contracts, bids, tenders or court proceedings, including, without limitation, surety bonds, security for costs of litigation where required by law and letters of credit, or any other instruments serving a similar purpose;

o a Security Interest in cash or marketable debt securities in a sinking fund account established by our company in support of a series of its notes other than the Notes offered by this short form shelf prospectus;

o any Security Interest or privilege imposed by law, such as builders', carriers', warehousemen's, landlords', mechanics' and material men's liens and privileges, and any Security Interest or privilege arising out of judgments or awards with respect to which our company or a Designated Subsidiary at the time is prosecuting an appeal or proceedings for review and with respect to which it has secured a stay of execution pending that appeal or proceedings for review; or any Security Interest for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which is being contested at the time by our company or a Designated Subsidiary in good faith; or undetermined or inchoate Security Interest and privileges incidental to current operations which have not at such time been filed pursuant to law against our company or a Designated Subsidiary or which relate to obligations not due or delinquent; or the deposit of cash or securities in connection with any Security Interest or privilege referred to in this clause;

o any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipe lines and other similar purposes, or zoning or other restrictions as to our company's use of real property, which do not in the aggregate materially detract from the value of that property or materially impair its use in the operation of the business of our company or a Designated Subsidiary;

o any right reserved to or vested in, whether by statutory provision or otherwise, any municipality or governmental or other public authority to terminate, purchase assets used in connection with or require annual or other periodic payments as a condition to the continuance of, any lease, license, franchise, grant or permit;

o any Security Interest or right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of that lease;

o any Security Interest granted by our company or a Designated Subsidiary to a public utility or any municipality or governmental or other public authority when required by that utility, municipality or other authority in connection with the operations of our company or a Designated Subsidiary;

o any reservation, limitation, proviso or condition, if any, expressed in any original grants to our company or a Designated Subsidiary from the Crown; and

o any extension, renewal, alteration, substitution or replacement, in whole or in part, of any Security Interest referred to in the foregoing clauses, provided that the Security Interest is limited to all or part of the same property that secured the Security Interest, the principal amount of the secured Obligations is not increased by that action, the term of the secured Indebtedness is not shortened and the terms and conditions are no more restrictive in any material respect than the Security Interest so extended.

         In addition to the Security Interests permitted above, our company or any Designated Subsidiary may create, assume or suffer to exist any Security Interest on any of its assets if, after giving effect to that Security Interest, the aggregate amount of Indebtedness secured by the Security Interests permitted only by this paragraph does not at that time exceed 5% of the Consolidated Net Worth of our company.

LIMITATION ON FUNDED OBLIGATIONS

         So long as any of the Notes offered by this short form shelf prospectus remain outstanding, neither our company nor any of its Designated Subsidiaries will, directly or indirectly, guarantee, incur, issue or become liable for or in respect of any Funded Obligations unless after giving pro forma effect to that guarantee, incurrence, issuance or liability, including the application or use of the resulting net proceeds, the aggregate principal amount of Consolidated Funded Obligations does not exceed 75% of the Total Consolidated Capitalization. This covenant, however, will not prevent the incurrence of Capital Lease Obligations, Purchase Money Obligations and non-speculative Financial Instrument Obligations.

CEASING TO BE A DESIGNATED SUBSIDIARY

         The Board of Directors of our company may elect that any Designated Subsidiary cease to be a Designated Subsidiary, except that an election may not be made in respect of any Designated Subsidiary:

o if the Designated Subsidiary owns any Funded Obligations of our company or any shares or Funded Obligations of any other Designated Subsidiary;

o if the Designated Subsidiary owns or has any ownership interest in any Principal Property; or

o if, after giving effect to the election, our company would not be entitled to issue Funded Obligations in the principal amount of at least $1.00.

MERGERS, CONSOLIDATIONS AND SALES OF ASSETS

         Our company will not enter into any transaction in which all or substantially all of our property and assets would become the property of any other person, whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

o our company shall be the surviving person, or the person, if other than our company, formed by the amalgamation, consolidation or into which our company is merged or that acquires by disposition all or substantially all of the properties or assets of our company shall be a company organized and validly existing under the federal laws of Canada or any of its provinces or territories and shall expressly assume, by an amending agreement executed and delivered to the trustee in form satisfactory to the trustee, all of our company's obligations under the Note Agreement; and

o immediately before and after giving effect to the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing.


EVENTS OF DEFAULT

         The following are Events of Default under the Note Agreement with respect to the Notes:

(1) failure to pay any principal or premium, if any, on any Notes when due, at maturity, upon redemption or otherwise and the continuance of such default for a period of five days;

(2) failure to pay any interest on any Notes when due and the continuance of that default for a period of 45 days;

(3) the sale, transfer or other disposition of all or substantially all of our property and assets other than in accordance with the covenant described above;

(4) default in the performance or breach of any other covenant or agreement of our company under the Note Agreement or the Notes and the continuance of that default for a period of 60 days after written notice to our company by the Trustee;

(5) default by our company or any Material Subsidiary, whether as primary obligor or guarantor or surety, on any payment of principal, premium, if any, or interest on any Indebtedness, the outstanding principal amount of which Indebtedness exceeds $100 million in the aggregate, beyond any applicable grace period or failure to perform or observe any other agreement, term or condition contained in any agreement under which that Indebtedness is created, or if any default, failure or other event under that agreement shall occur and be continuing, and the effect of that default, failure or other event is to cause $100 million or more of that Indebtedness to become due or to be required to be repurchased prior to any stated maturity;

(6) the rendering of a judgment or judgments, not subject to appeal, against our company or any Material Subsidiary in an aggregate amount in excess of $100 million by a court or courts of competent jurisdiction, which judgment or judgments remain undischarged and unstayed for a period of 60 days; and

(7) specified events of bankruptcy, insolvency or reorganization affecting our company or any Material Subsidiary.

         If an Event of Default applicable only to the issued and outstanding Notes of a series occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of Notes of that series then outstanding may declare the principal of all Notes of that series to be due and payable immediately.

         If, however, an Event of Default applicable to all Notes issued and outstanding under the Note Agreement, or an Event of Default described in clause
(5), (6), or (7) above occurs and is continuing either the Trustee or the holders of not less than 25% in principal amount of all issued and outstanding Notes, treated as one class, may declare the principal amount of all the Notes then outstanding to be due and payable immediately.

         Subject to the provisions of the Note Agreement relating to the duties of the Trustee, in case an Event of Default applicable to any Notes shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Note Agreement at the request or direction of any of the holders of those Notes, unless those holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in principal amount of Notes of all series affected by an Event of Default will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee in respect of the Notes of all series affected by that Event of Default.


DEFEASANCE

         The Note Agreement requires the Trustee to release our company from its obligations under the Note Agreement relating to a particular series of Notes if specified conditions are satisfied. Among other things, our company must deposit money or securities for the payment of all principal of and interest and any other amounts on that series of Notes as well as for the payment of the expenses of the Trustee. The deposited money or securities must be denominated in the currency in which principal of these Notes is payable and, in the case of deposited securities, must constitute direct obligations of Canada or specified provinces or an agency or instrumentality of Canada.


AMENDMENTS AND WAIVERS

         The Note Agreement provides that our company and the Trustee may enter into agreements amending the terms of the Note Agreement ("Amending Agreements") without the consent of the holders of the Notes of any or all series to:

o evidence the assumption by a successor corporation of the obligations of our company;

o add covenants for the benefit of the holders of the Notes of any series or to surrender any right or power conferred upon our company by the Note Agreement;

o        add any additional Events of Default;

o evidence the acceptance of appointment by a successor Trustee under the Note Agreement and provide for or facilitate the administration of one or more trusts under the Note Agreement by one or more trustees;

o cure any ambiguity, correct or supplement inconsistencies or make any other provisions with respect to matters or questions arising under the Note Agreement, so long as this action does not materially adversely affect holders of Notes of any series; and

o supplement any of the provisions of the Note Agreement to permit or facilitate the defeasance or discharge of any series of Notes, so long as this action does not materially adversely affect holders of Notes of any series.

         Other amendments and modifications of the Note Agreement, Amending Agreements and Notes may be made by our company and the Trustee with the consent of the holders of not less than 66 2/3% in principal amount of Notes of all series affected by that modification or amendment, voting as one class. However, no modification or amendment may, without the consent of the holder of each outstanding Note of the affected series,


o reduce the principal amount at maturity of, extend the fixed maturity of, or alter the redemption provisions of, those Notes;

o change the currency in which those Notes or any premium or accrued interest is payable;

o reduce the percentage in principal amount at maturity outstanding of those Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Note Agreement, Amending Agreement or those Notes;

o impair the right to institute suit for the enforcement of any payment on or with respect to those Notes;

o        waive a default in payment with respect to those Notes;

o reduce the rate or extend the time for payment of interest on those Notes;

o        affect the ranking of those Notes in a manner adverse to the holders;
         or

o make any changes to the Note Agreement, Amending Agreements or those Notes that would result in our company being required to make any withholding or deduction from payments made under or with respect to those Notes.

         The holders of 66 2/3% in principal amount of the Notes of all series with respect to which an Event of Default shall have occurred and be continuing, voting as one class, may waive any Event of Default, except in the case of a default in payment with respect to the Notes or except, further, in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding Note affected.


         DEFINITIONS

         In addition to the definitions set out above and to other terms defined in the Note Agreement and used herein but for which no definition is provided, the Note Agreement contains definitions substantially to the following effect:

         "CAPITAL LEASE OBLIGATION" means any monetary obligation of our company or a Designated Subsidiary under any leasing or similar arrangement which, in accordance with Canadian GAAP, would be classified as a capital lease and for the purposes of the Note Agreement, the amount of Capital Lease Obligations will be the capitalized amount thereof, determined in accordance with Canadian GAAP;

         "CONSOLIDATED FUNDED OBLIGATIONS" means the aggregate amount of all Funded Obligations of our company and its Designated Subsidiaries determined on a consolidated basis in accordance with Canadian GAAP;

         "CONSOLIDATED NET WORTH" means, as at any date, the consolidated shareholders' equity of our company and its Designated Subsidiaries as at that date determined in accordance with Canadian GAAP;

         "CONTINGENT LIABILITY" means any agreement, undertaking or arrangement by which any person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the Obligation of any other person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other person. The amount of any person's obligation under any Contingent Liability will, subject to any limitation contained in that Contingent Liability, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the debt, obligation or other liability guaranteed thereby;

         "DESIGNATED SUBSIDIARY" means any Subsidiary which is designated as such by the Directors, provided that any such Subsidiary may only be so designated if, after giving effect thereto, our company would be entitled under the Note Agreement to issue Funded Obligations in the principal amount of at least $1.00 and further provided that a Subsidiary cannot be so designated if any of its shares are owned by a Subsidiary which is not itself a Designated Subsidiary;

         "FINANCIAL INSTRUMENT OBLIGATIONS" means, with respect to any person at any time, the obligations of that person under any transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, commodity future, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, swaption, currency option or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing to the extent of the net amount due to or accruing due by the person under that obligation, determined by marking that obligation to market at that time in accordance with its terms;

         "FUNDED OBLIGATIONS" means all indebtedness created, assumed or guaranteed, which matures by its terms on, or is renewable at the option of the obligor to, a date more than 18 months after the date of the original creation, assumption or guarantee thereof;

         "INDEBTEDNESS" means, without duplication, with respect to any person,

(1) all obligations of that person for borrowed money, including obligations with respect to bankers' acceptances and contingent reimbursement obligations, excluding Preferred Securities issued by that person;

(2) all obligations issued or assumed by that person in connection with its acquisition of property in respect of the deferred purchase price of that property;

(3) all Capital Lease Obligations and Purchase Money Obligations of that person; and

(4) all Contingent Liabilities of that person in respect of any of the foregoing;

         "MATERIAL SUBSIDIARY" means, as at any date, a Designated Subsidiary,

(1) the total assets of which represent more than 10% of the total assets of our company determined on a consolidated basis as shown in the most recently publicly released consolidated financial statements of our company; or

(2) the total revenues of which represent more than 10% of the total revenues of our company determined on a consolidated basis as shown in the most recently publicly released consolidated financial statements of our company;

         "OBLIGATIONS" means, without duplication, with respect to any person, all items which, in accordance with Canadian GAAP, would be included as liabilities on the liability side of the balance sheet of that person as of the date at which Obligations are to be determined, other than Preferred Securities issued by that person; and all Contingent Liabilities of that person in respect of any of the foregoing;

         "PREFERRED SECURITIES" means:

(1) securities which on the date of issue by a person (a) have a term to maturity of more than 30 years, (b) are unsecured and rank subordinate to the unsecured and unsubordinated Indebtedness of that person outstanding on that date, (c) entitle that person to satisfy the obligation to pay the principal or face amount by issuing common shares, (d) entitle that person to defer the payment of interest for more than four years without causing an event of default to occur, and
         (e) entitle that person to satisfy the obligation to make payments of interest by issuing common shares; and

(2) shares of any class in the capital of a corporation or securities representing ownership interests in any person other than a corporation which, in either case, are not common shares;


         "PRINCIPAL PROPERTY" means any of our company's and our subsidiaries' fixed assets used for the transmission, transformation and distribution of electricity in Ontario as of June 1, 2000 (the date of the trust indenture relating to our initial public offering of debentures);

         "PURCHASE MONEY MORTGAGE" means any security interest, mortgage, pledge, charge or other encumbrance created, issued or assumed by our company or a Designated Subsidiary to secure a Purchase Money Obligation; provided that the security interest, mortgage, pledge, charge or other encumbrance is limited to the property

(including associated rights) acquired, constructed, installed or improved using the funds advanced to our company or a Designated Subsidiary in connection with that Purchase Money Obligation;

         "PURCHASE MONEY OBLIGATION" means indebtedness of our company or a Designated Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property (except any indebtedness which constitutes a Funded Obligation and which was incurred or assumed to finance the purchase price, in whole or in part, of any shares, bonds or other securities) or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any real property or fixtures provided that such indebtedness is incurred or assumed within 24 months after the purchase of such real property or fixtures or the completion of such construction, installation or improvements, as the case may be, and includes any extension, renewal or refunding of any such indebtedness, so long as the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased;

         "SECURITY INTEREST" means any assignment, mortgage, charge (whether fixed or floating), hypothec, pledge, lien, or other encumbrance on or interest in property or assets that secures payment of Indebtedness or Obligation;

         "TOTAL CONSOLIDATED CAPITALIZATION" means, at any time and from time to time, without duplication, the sum of (1) the principal amount of all Consolidated Funded Obligations at the time outstanding, and (2) the total share capital of our company at the time outstanding, based upon the stated capital on the books of our company, and (3) the principal amount of all outstanding Preferred Securities referred to in clause (a) of the definition of "Preferred Securities" plus the total amount of (or less the amount of any net deficits in) the contributed or capital surplus of our company and the retained earnings of our company and all Designated Subsidiaries in accordance with Canadian GAAP after adding back the amount shown on the consolidated balance sheet of our company and its Designated Subsidiaries for minority interests applicable to Designated Subsidiaries and eliminating all intercorporate items, plus the amount of any premium on capital of our company not included in its surplus, and less the amount, if any, by which the capital account of our company or the consolidated capital surplus account of our company and all Designated Subsidiaries (determined in the manner described above) has at any time been increased as a result of any write-up in the value of the shares of a subsidiary which is not a Designated Subsidiary to reflect the equity of our company in its retained earnings or otherwise, or as a result of a restatement of the amount at which any other assets of our company or any Designated Subsidiary are recorded on its books. The amount of Total Consolidated Capitalization of our company and all Designated Subsidiaries at any time shall be ascertained in Canadian dollars;

         "WHOLLY-OWNED DESIGNATED SUBSIDIARY" means a Designated Subsidiary all of the outstanding shares in the capital of which are owned, directly or indirectly, by or for our company and/or by or for one or more other Wholly-Owned Designated Subsidiaries.


GLOBAL NOTES

         Notes are represented by fully registered global notes ("Global Notes") held by, or on behalf of, the Canadian Depository for Securities Limited or another corporation performing similar services that is acceptable to the Trustee (the "Depository") as custodian of the Global Notes and Notes will be registered in the name of the Depository or its nominee (a "Nominee"). Purchasers of Notes represented by Global Notes will not receive Notes in definitive form ("Definitive Notes"). Instead, ownership of such Notes will be constituted through beneficial interests in the Global Notes, and will be represented through book-entry accounts of institutions, as direct and indirect participants of the Depository ("participants"), acting on behalf of the beneficial owners of such Notes. The Depository is responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Notes.

         If the Depository notifies our company that it is unwilling or unable to continue as depository in connection with the Global Notes, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be depository and our company and the Trustee are unable to locate a qualified replacement, or if our company elects to terminate the book-entry system, beneficial owners of Notes represented by Global Notes will receive Definitive Notes.

INTEREST

         Each Note has accrued interest from its last Interest Payment Date (as defined) and bears interest at the rate per annum indicated for such Note in the table under the heading "Selling Security Holder" until the principal amount thereof is paid or made available for payment. Interest on a Note will be calculated and payable semi-annually in arrears on the dates specified in such Note (each an "Interest Payment Date") and at maturity or upon earlier redemption or repayment. Interest Payment Dates for each of the Notes is set forth in the table under the heading "Selling Security Holder". Each payment of interest in respect of an Interest Payment Date will include interest accrued to but excluding such Interest Payment Date.


PAYMENT OF INTEREST AND PRINCIPAL

         Payment of interest and principal on each Global Note will be made to the Depository or the Nominee, as the case may be, as the registered holder of the Global Note. Interest payments on Global Notes will be made by wire transfer on the date interest is payable and delivered to the Depository or the Nominee, as the case may be, two business days before the date interest is payable. Principal payments on Global Notes will be made by wire transfer on the maturity date delivered to the Depository or the Nominee, as the case may be, at maturity against receipt of the Global Note. As long as the Depository or the Nominee is the registered owner of a Global Note, the depository or the Nominee, as the case may be, will be considered the sole owner of the Global Note for the purposes of receiving payment on the Note and for all other purposes under the Note Agreement and the Note.

         Our company expects that the Depository or Nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of the Depository or the Nominee. Our company also expects that such payments of principal and interest by participants to the owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of our company and the Trustee in respect of Notes represented by Global Notes is limited to making payment of any principal and interest due on such Global Notes to the Depository or the Nominee.

         If the payment date for any amount of principal or interest on any Note is not, at the place of payment, a business day such payment will be made on the next business day and the holder of such Note shall not be entitled to any further interest or other payment in respect of such delay.

REDEMPTION

         Under the Note Agreement, each of the Notes may be redeemed in whole or in part at the option of our company at any time, upon not less than 15 days and not more than 60 days notice to the holders of the Notes to be redeemed, and upon deposit with the Trustee, on the date fixed for redemption, of a redemption price equal to the greater of the Canada Yield Price (as defined below) and par, together in each case with accrued and unpaid interest to the date fixed for redemption.

         The term "Canada Yield Price" means a price equal to the price of the Note to be redeemed calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted Canadian financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the business day preceding the day on which our company gives notice of redemption pursuant to the Note Agreement. The term "Government of Canada Yield" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted Canadian financial practice, which a non-callable Government of Canada bond would carry if issued in dollars in Canada at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity (calculated from the redemption date) of the Note to be redeemed, such yield to maturity being the average of the yields provided by two Canadian investment dealers specified by our company.

TRANSFERS

         Transfers of beneficial ownership in Global Notes will be effected through records maintained by the Depository for such Global Notes or the Nominee (with respect to the interest of participants) and on the records of participants (with respect to the interest of beneficial owners other than participants). Beneficial owners of an interest in a Global Note who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interests in Global Notes, may do so only through participants in the Depository's book-entry system. A purchaser's interest in a Global Note will only be exchangeable for Definitive Notes in the limited circumstances set forth under the subheading "Global Notes" above and in accordance with the procedures established by the Depository or the Nominee.

         The ability of a beneficial owner of an interest in a Note to pledge the Note or otherwise take action with respect to such owner's interest therein other than through a participant may be limited due to the lack of a physical certificate.

         No transfer of a Note will be registered during the 10 business days immediately preceding any date fixed for payment of interest on such Note or payment of the principal amount thereof.


                            EARNINGS COVERAGE RATIOS

         For the twelve months ended December 31, 2002, our company's consolidated income before provision for payment in lieu of corporate income taxes and interest expensed was $930 million. Interest expense for this period was $381 million. Preferred dividends declared for this period was $17.765 million.

         The following table sets forth the earnings coverage ratio for our company based on the twelve month period ended December 31, 2002:

                                                                    DECEMBER 31,
                                                                        2002
                                                                    ------------
      Earnings coverage on long-term debt obligations (1)....           2.35

        (1) The earnings coverage ratio has been calculated as the sum of net income, interest expense (which is net of capitalized interest) and provision for payments in lieu of corporate income taxes divided by the sum of interest plus preferred dividends declared.

         The foregoing earnings coverage ratio does not give PRO FORMA effect to any change in indebtedness not reflected in the consolidated financial statements of our company for the period ended December 31, 2002.


                              PLAN OF DISTRIBUTION

         OEFC may offer and sell the Notes separately or together (i) to one or more underwriters or dealers for public offering and sale by them; (ii) directly to investors; or (iii) through agents.

         OEFC may price the Notes at (i) a fixed price or prices, which may be changed form time to time; (ii) market prices prevailing at the times of sale;
(iii) prices related to prevailing market prices; or (iv) negotiated prices. Such prices may vary as between purchasers and during the period of distribution of the Notes.

         The method of distribution of the Notes will be described in the applicable prospectus supplement.


BY AGENTS

         The Notes may be sold through agents designated by OEFC. Any agent involved will be named, and any commissions payable by OEFC to such agent will be set forth, in the applicable prospectus supplement.

BY UNDERWRITERS OR DEALERS

         If underwriters are used in the sale, the Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of Notes will be set forth in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement relating thereto, the obligations of the underwriters to purchase the Notes will be subject to certain conditions and the underwriters will obligated to purchase all of the Notes if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed form time to time.


DIRECT SALES

         Notes may also be sold directly by OEFC. In this case, no underwriters, dealers or agents would be involved.


GENERAL INFORMATION

         OEFC and our company may enter into agreements with underwriters, dealers and agents that entitle them to indemnification against certain civil liabilities, including liabilities under Canadian provincial securities legislation or to contribution with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may be customers of, may engage in transactions with, or perform services for, OEFC or our company in the ordinary course of business.

         The applicable prospectus supplement for any Notes being offered will set forth the terms of the offering of such securities, including the name or names of any underwriters, the purchase price of such Notes, the proceeds to OEFC from such sale, any underwriting fees and other items constituting underwriters' compensation and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the applicable prospectus supplement are deemed to be underwriters in connection with the Notes offered thereby.


                                 USE OF PROCEEDS

         Our company will not receive any proceeds from the sale of Notes by OEFC.


                                  RISK FACTORS

         Our business and our industry are subject to the following risks in addition to the risks set forth in our annual information form dated May 17, 2002.


THE PROVINCE HAS PASSED LEGISLATION PURSUANT TO WHICH IT HAS ACQUIRED OUR TRANSMISSION CORRIDORS WHICH COULD RESULT IN ADDITIONAL COSTS AND MAY RESULT IN A REDUCTION OF OUR NET INCOME.

         Pursuant to the RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002 the Province acquired ownership of our owned lands underlying our transmission system, which are referred to as "transmission corridors". The acquisition of the transmission corridors by the Province may reduce the value of our regulated assets, which may reduce our net income. Revenue from current and future third party uses of the transmission corridors could be affected adversely by this acquisition. Although we have the statutory right to use the transmission corridors for the purposes of our transmission, distribution and telecommunications systems, we may be limited in our ability to expand our systems in the future. Other uses of the transmission corridors, whether by the Province or others, in conjunction with the operation of transmission, distribution or telecommunications systems may increase safety or environmental risks.

WE ARE CONTROLLED BY THE PROVINCE AND MAY HAVE CONFLICTS OF INTEREST WITH THE PROVINCE AND RELATED PARTIES

         The Province owns all of our outstanding shares. Accordingly, the Province has the power to determine the composition of our Board of Directors and thus influence major business and corporate decisions, including, for example, financing programs and dividend policy. We and the Province have entered into a shareholder's agreement which requires us to consult with the Province in connection with our business plans to ensure that these plans are consistent with the purposes of the ELECTRICITY ACT, 1998, as amended by the RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002 and the objectives of the Ontario Energy Board under the ONTARIO ENERGY BOARD ACT, 1998. These purposes and objectives, which are specifically set out in the ELECTRICITY ACT, 1998, as amended by the RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002 and the ONTARIO ENERGY BOARD ACT, 1998, relate to the development of competitive electricity markets in Ontario and the protection of the interests of Ontario's electricity consumers. The shareholder's agreement also requires that we consult with the Province with respect to matters concerning our dividend policy and obtain approval from the Province in advance of any proposal to issue or transfer shares in our company or our subsidiaries, any major transaction, including the sale of assets, which would potentially have a material effect on the financial interest of the Province, or our ability to make payments to OEFC or payments in lieu of taxes under the ELECTRICITY ACT, 1998. Finally, the Province retains the power to regulate Ontario's electricity industry.

         Conflicts of interest may arise between us and the Province as a result of the obligation of the Province to act in the best interests of its residents in a broad range of matters, including the regulation of Ontario's electricity industry, the regulation of environmental matters, any future sale or other transaction by the Province with respect to its ownership interest in Hydro One and the determination of the amount of payments to be made by us to the Province by way of dividends or to OEFC in lieu of taxes. Conflicts of interest may also arise as a result of the Province's 100% ownership interest in Ontario Power Generation Inc. We may not be able to resolve any potential conflict with the Province on terms satisfactory to us. See "Recent Developments" above.

         The debt incurred in connection with our acquisition of substantially all of the assets, liabilities, rights and obligations of Ontario Hydro's transmission, distribution and energy services businesses is payable to OEFC. The terms of this debt were negotiated in the context of this acquisition of assets, liabilities, rights and obligations of Ontario Hydro. As a result, in order to broadly correspond with the terms of Ontario Hydro's pre-existing debt, this debt has relatively short term to maturity. Our cash flow and, therefore our ability to repay this debt to OEFC can be affected by the Province's influence over our payments in lieu of taxes or dividend policy.

         THE NOTES HAVE NO EXISTING TRADING MARKET AND MAY BE SUBJECT TO TRADING PRICE FLUCTUATIONS

         There is currently no existing trading market for the Notes. We do not intend to list the Notes on any Canadian, U.S. or other securities exchange. We cannot predict whether any trading market will develop for the Notes. Even if a trading market develops for the Notes, the Notes could trade at prices that may be higher or lower than their initial offering prices, depending on many factors, including prevailing interest rates, our results of operations and financial position, the ratings assigned to the Notes and our other debt securities, and the markets for similar debt securities.

                                  LEGAL MATTERS

         Certain legal matters in connection with any offering hereunder will be passed upon by Osler, Hoskin & Harcourt LLP for our company and by McCarthy Tetrault LLP for OEFC.


                         AUDITORS, REGISTRAR AND TRUSTEE

         The auditors of our company are Ernst & Young LLP, Ernst & Young Tower, P.O. Box 251, 222 Bay Street, Toronto-Dominion Centre, Toronto, Ontario,
M5K 1J7.

         Registers for the registration and transfer of the Notes are kept at the principal offices of the Trustee in the City of Toronto.

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                          PURCHASERS' STATUTORY RIGHTS

         Securities legislation in certain of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt, of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Certain remedies, including statutory rights for recission or damages, may not be available against OEFC as selling security holder. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.



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




                          CERTIFICATE OF HYDRO ONE INC.

Dated:  February 14, 2003

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed, as required by the SECURITIES ACT (Quebec) and the regulations thereunder.



             (Signed) Tom Parkinson                       (Signed) Ken Hartwick
                  President and                          Chief Financial Officer
             Chief Operating Officer


                           On behalf of the Board of Directors:


              (Signed) Glen Wright                       (Signed) Eileen Mercier
       Chairman of the Board of Directors                        Director



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